EXHIBIT 17.1

07-01-2017

To: W. Steve Albrecht, Michael S. Wishart, O.C. Kwon, Hassane El-Khoury, J. Daniel McCranie, Camillo Martino and Pam Tondreau

Dear fellow board members and General Counsel,

If you have received this letter, it means that the Board had decided to accept a settlement agreement with TJ Rodgers along the lines of the proposals that have been discussed by the board over the last several weeks. As a result of this, I am resigning from the board of Cypress Semiconductor Corporation effective immediately. This is the proverbial "straw that broke the camel's back".

In all the discussions about a potential settlement agreement with TJ Rodgers, I have tried to be clear that the following boundary conditions would have to be met for this agreement to be acceptable to me:

1) The agreement may not interfere with the fiduciary duties of the board. Activities like defining the slate of board members up for election by the stockholders, assigning board committee positions to the different board members and the rules under which the board operates may not be negotiated in a settlement agreement.
2) The agreement needs to include a "standstill" that as a minimum would have prevented the legal and proxy battles that we have endured in the last six months if such an agreement would have been in place at that time.
3) The agreement needs to be enforceable with real penalties associated with any breach.
4) The agreement may not contain any reimbursement to TJ Rodgers for expenses associated with the legal and proxy fights.

The agreement accepted by the Board fails to meet any of these four boundary conditions.

Finally, this battle was about revenge and perceived conflicts of interest. In that light I remain flabbergasted that you, my board colleagues decided to appoint Dan McCranie as one of the two board representatives to negotiate this agreement with TJ Rodgers. I have the utmost respect for Dan and am convinced that he has great integrity. However, this is about perceived conflicts of interests and to quote Eric "This is ripe for conflicts on interest ...". [This is a quote from Eric's email to me on November 7, 2016 about Ray joining Canyon Bridge.] Dan was an integral part of Cypress First from day one, did apparently do significant travel as part of his activities and may or may not have been reimbursed for all or part of his expenses related to these activities. This is not about whether Dan's loyalties are now with Cypress, while two weeks ago they were with Cypress First, this is about perceived conflicts of interest. It feels like we have not learned anything from the battles these last six months!

During my working career a guiding principle has been to try my best to do the right thing for the company and myself. However, after trying very hard, if I find myself unable to persuade the company to do the right thing it is time for me to leave. So, after six years on the Board my role at Cypress has come to an end. I wish you all the best and may Cypress prosper.

/s/ Wilbert G.M. van den Hoek

Wilbert G.M. van den Hoek
07/06/17